Dear Valued Shareholder:

During the past twelve months Grandview Gold Inc. has been committed to and focused on delivering several important business fundamentals, including a sound financial and working capital platform, expanding the depth of the senior management/exploration team and the strategic acquisition and development of mid-stage properties of merit.

Since the last annual general meeting held on November 30, 2004, Grandview has significantly evolved as a company, with several strategically located properties of merit, an impressive business execution plan, an effective management team and a substantially enhanced working capital position, resulting from three very successful financings totalling more than CDN $5M.

Grandview is now poised to deliver significant shareholder value appreciation. We are pleased to take this opportunity to provide you with an overview of these exciting developments.

Creating Value
Sound Financing Platform
$1,500,000 completed at $1.00 per share; $3,500,000 completed at $1.25 per share

Experienced Management Team
Michael Dehn, Vice President, Corporate Development (previously Senior Geologist at Goldcorp Inc.)
Richard Russell, Pony Creek Exploration Manager (previously Chief Exploration Officer - Goldfields Inc.)

Property Acquisition & Development
Pony Creek Project: Increased size to 75 km2, Commenced 2,250-metre deep-hole drilling program
Red Lake Projects: Loisan Option - Goldcorp, Dixie Lake Option - Fronteer Development Group
Bissett Gold Camp: Acquisition of Wildcat & other strategically located claims in the immediate area

The Year Ahead
Our objectives for 2006 are very clear:

  Minimum 10,000 m drilling: deep-hole structural analysis & dissemination of core sample assay results.
  Work toward senior exchange listings in Canada and the US
  Accelerate marketing of this compelling investment opportunity to retail brokers, fund managers, analysts & newsletter writers in North America & Europe.

The Future of Grandview
Our primary exploration focus will continue to be the Pony Creek Project in the Carlin Trend, Nevada. We are placing significant emphasis on delivering a world-class, multi-deposit gold mineralized discovery. With Grandview’s investment exit strategy in mind, we will continue to engage in ongoing communication with those key gold producing majors who have significant operating infrastructures located in close proximity to Grandview’ exploration properties.

We are confident we have the people, assets, balance sheet and execution plan necessary to deliver a return on investment to you, our valued shareholder.

Sincerely,

      Raymond P. Pecoskie

Raymond P. Pecoskie, P.Eng., President & Chief Executive Officer

OVERVIEW

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. The Company focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America.

Originally incorporated as Loisan Red Lake Gold Mines Limited in 1945, the Company re-emerged in 2004 with new management, a new board of directors and a fresh focus on resource exploration.

The Company currently has three significant projects underway, covering approximately 5,800 hectares. The properties are located in three of the highest gold producing areas of North America: the Carlin Trend in Nevada, USA, the Bissett Gold Camp in Manitoba, Canada and Red Lake in Ontario, Canada.

PONY CREEK

Location	Southwest corner of Elko County, Nevada, 45km southeast of the town of Carlin and 30km south of Newmont’s Rain Mine
Project Area	>5,500 ha, 675 mining claims
Holdings	60% Earn-in Interest

Exploration History

The primary goal of most of the previous exploration programs on the Pony Creek Property was to develop an open pit gold deposit. As a result, 92.5% of the gold intercepts at a cut-off grade of 0.015 ounces of gold per ton are within 150 metres of surface.

Resources	Tons	Grade (oz/ton)	Gold (Ounces)
Indicated	1,124,000	0.058	65,000
Inferred	32,409,000	0.044	1,426,000

Current Project

Grandview is aggressively exploring and developing the Pony Creek/Elliot Dome property. Recent evaluation of gold potential on the Pony Creek Property has resulted in a calculation of an inferred gold resource of 32.4 million tons at a grade of 0.044 ounces of gold per ton for 1.43 million ounces of contained gold. Based on the positive results of the previous drilling programs and NI 43-101 reports Grandview began a two-stage drilling program in the spring of 2005. Two 3,000-metre drilling programs are aimed at uncovering the potential deep gold mineralization historically contained in the Mississippian Devonian limestone. This host rock is typically located below the 365-metre depth of the Carlin Trend.

Progress

The Company commenced drilling at Pony Creek in September 2005. There will be an initial 2,300 metres of drilling on the first target location over the coming weeks.

BISSETT GOLD MINE

Location	Rice Lake greenstone belt, in south-eastern Manitoba
Project Area	234ha, 11 mining claims
Holdings	100% Interest

Exploration History

The Bissett Gold Camp has a history of exploration dating back to the 1930’s. Three of the 11 claims acquired, have existing mine shafts and known gold mineralization. In 1994, US$100M was spent on the modern mill at the nearby Bissett Gold mine. The Rice Lake greenstone belt and its equivalent in Ontario, the Red Lake greenstone belt, are important Archean lode gold mining areas. There are more than 200 gold occurrences in the Rice Lake greenstone belt, most of them associated with quartz-veining in Neoarchean rocks, including the expected phases of brittle deformation. The Bissett Gold Mine (know historically as the San Antonio Mine) is located on this greenstone belt and operated continuously from 1932 to 1968, producing 1.36M oz Au. Since 1994, over $120 million has been spent on the Bissett Gold Mine and this important gold deposit is expected to go back into production in late 2005, along with several significant mine shafts in the area.

Progress

Grandview is currently finalizing the exploration and drilling program for this property and is hoping to begin the program later this fall. Grandview intends to study existing drilling data on the property and evolve an exploration program over the next few months. The exploration program will include a geophysical modeling survey to provide geological data and structural analysis to depths of 600m.

RED LAKE

Location	Red Lake Area, District of Kenora, in north-western Ontario, Canada
Project Area	LOISAN:	60ha, 8 mining claims
	DIXIE LAKE:	1,872ha, 51 claims
Holdings	LOISAN:	100% Interest
	DIXIE LAKE:	51% Earn-in Interest

Exploration History

In 1995, Goldcorp Inc. (“Goldcorp”) launched a $7.0 million exploration program that lead to the discovery of what is known today as the High Grade Zone (“HGZ”). The Red Lake area currently hosts two high grades, world-class gold mines, one of which is Goldcorp’s Red Lake Mine with reserves of 3.8 million ounces of gold at an average grade of 2.05 ounces of gold per ton within the HGZ. Other mining companies currently exploring for gold in the Red Lake Camp area include Placer Dome Ltd., Anglo Gold and Rubicon Minerals Corporation.

Current Project

Loisan

Grandview signed a Letter of Intent with Goldcorp, to enter into an option and joint venture agreement. Goldcorp can earn a 60% interest in the Red Lake Property by incurring exploration expenditures of $100,000 within 18 months of the parties entering into a formal option and joint venture agreement. Goldcorp will be the operator of the exploration program during this initial period. This relationship provides additional financial and technical resources needed to enable aggressive exploration efforts at the Red Lake property.

Dixie Lake

Grandview Gold has signed a letter of intent into an option and joint venture agreement with Fronteer Development Group Inc., which would allow Grandview Gold to earn a 51% interest in Fronteer’s Dixie Lake Property. The Dixie Lake Property is located 25 km southeast of the town of Red Lake, Ontario and 25 km south of Placer Dome Inc.’s Campbell Mine and Goldcorp Inc.’s Red Lake Mine. The Dixie Lake Property is a mid-stage exploration property with an established gold resource and was the property of merit allowing Fronteer to become listed on the TSX.

Progress

Grandview intends to initiate a drilling program on the Dixie Lake Project at Red Lake. The exploration program will begin with 2,500 metres of drilling.

CORPORATE DIRECTORY

Board of Directors		Management
Richard Brown	Chairman	Raymond Pecoskie	President & CEO
John Hogg	Director	Michael Dehn	VP Corporate Development
Ian Grant	Director	Richard Russell	Exploration Manager, Pony Creek
Joel Strickland	Director

Auditors:	McCarney Greenwood, LLP
900 – 10 Bay Street
Toronto, ON M5J 2R8

Transfer Agent:	Equity Transfer Services Inc.
420 – 120 Adelaide Street West
Toronto, ON M5H 4C3

Legal Counsel:	WeirFoulds LLP
1600 – 130 King Street
Toronto, ON M5Z 1J5

SHARE CAPITAL (at October 7, 2005)
COMMON SHARES Issued & Outstanding		14,540,918
	Average
	strike price
OPTIONS	$1.04	1,275,000
WARRANTS	$1.55	1,606,154
FULLY DILUTED		17,422,072

GRANDVIEW GOLD INC.
Suite 500, 360 Bay Street
Toronto, ON, Canada, M5H 2V6
info@grandviewgold.com
Phone: 416-409-8245
Toll Free: 800-736-9532